FOR IMMEDIATE RELEASE
January 23, 1997

                                            Media Contact:  Robert Fort
                                            (757) 629-2710

CONRAIL OPT-OUT OVERWHELMINGLY DEFEATED, RESULTS SHOW

NORFOLK, VA -- Norfolk Southern Corporation today announced that the final results of the January 17 vote on the attempt by Conrail management to "opt out" of the Pennsylvania Fair Value Statute show that shareholders overwhelmingly defeated the proposal.

        The official vote count, certified by Corporate Election Services and released today, indicates that of the 76.68 million shares voting either for or against the opt-out proposal, approximately 49.9 million (or 65 percent) voted against the "opt-out" proposal and 26.78 million (or 35 percent) voted for the proposal. Conrail employees voted approximately 29 percent of the shares in their Employee Stock Ownership Plan against the "opt-out" proposal. Based on the final vote count, over 92 percent of the Conrail shares voted at the January 17 special meeting (excluding Conrail shares owned by CSX and Conrail's employee benefit plans) voted against the "opt-out" proposal and in support of Norfolk Southern. Corporate Election Services is the company hired by Conrail to count the votes.

        Norfolk Southern's chairman, president and chief executive officer, David R. Goode, said of the official vote count: "The vote obviously is even more overwhelming than our earlier reports had indicated. The size of the vote and the support of Conrail's employees, which was especially welcome, clearly refute the claim that the opt-out was defeated only by institutional and other large shareholders. Norfolk Southern is gratified, and we sincerely hope Conrail's board will recognize and act in accordance with the wishes of its shareholders."

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